MEDIA RELEASE 20 FEBRUARY 2008

ORBITAL DELIVERS IMPROVED INTERIM RESULTS

International clean energy technology group, Orbital Corporation Ltd (ASX: OEC – “Orbital”), has forecast a profitable second half and full year after posting a reduced net loss after tax of $389,000* (2006: $429,000) for the six months to 31 December 2007. The result, which was in line with guidance provided last month, was struck on revenue of $7.8 million and would have been marginally above the record $8.2 million revenue figure for the previous corresponding half but for the stronger Australian dollar.

Orbital’s CEO, Dr Rod Houston, said “Overall, we are pleased with the 1st half outcome, which was in line with expectations. The second half is generally stronger for Orbital and our manufacturing joint venture, Synerject, as marine and motorcycle customers build product for the northern hemisphere summer.”

“We expect to achieve a profit in the second half and for the 2007/08 financial year as a whole,” he continued. “We are continuing to successfully position Orbital as a provider of innovative solutions for a cleaner world, with an expanded range of products scheduled to be introduced over the coming two years and an increasingly diversified revenue and earnings base.”

Synerject

Synerject paid Orbital a  first dividend of US$840,000. Synerject delivered a $430,000 (2006: $833,000) earnings contribution for the first half, reduced largely due to the costs of commissioning a new manufacturing plant in China.

Synerject remains important to Orbital’s medium-to-long term growth prospects, in particular by targeting the high-growth markets of India and China as they progressively move to Engine Management System technologies.

“The Synerject operation is cash flow positive, has paid its first dividend and represents a high quality growth business for the future,” said Dr Houston.

Engineering Services

The Engineering Services division delivered a similar revenue and earnings contribution to the record 2006 half despite the impact of the stronger Australian dollar; engineering costs were also contained despite current salary and wage pressures in Australia.

The Engineering Services order book is close to $7 million at the end of January, from Orbital’s increasingly diversified customer base and broader range of technical offerings. Dr Houston said. “The recent award of a $2 million contract to complete the second National In-Service Emissions Study reflects the growing profile and capabilities of this division as a leader in clean engine technology and services”.

“Our growing R&D effort is also beginning to deliver important results as reflected in the recent launch of the new ‘FlexDI’ brand, which is designed to expand the Direct Injection technology to accommodate a range of fuel types – ‘One Engine – Any Fuel’,” he added.

Royalties and Licences

Royalty and licence income for the half year was steady at $1.03 million (2006: $1.06 million), with increased royalty volumes partially offset by the stronger Australian Dollar. Dr Houston said the total number of engines produced using Orbital DI technology had now reached more than half a million, with cumulative total CO2 savings over the lifetime of these engines of more than 1.6 million tonnes.

“We are also expecting a steady build-up in sales volumes for the first gasoline-powered DI autorickshaw which was launched by Bajaj in India in May last year,” he added. “Initial volumes have been maintained at low levels by Bajaj until their dealer network and customers become familiar with the product. We would expect a gradual build-up in volumes this year now that Bajaj has clarified its roll-out plans.”

“We are pleased with the first half outcome; we are focussed on achieving an overall profit for the full year and progressing our operational and strategic initiatives,” Dr Houston concluded.

ENDS

Released by:

On behalf of:

Nicholas Read

Dr Rod Houston

Read Corporate

CEO

Telephone: (+61-8) 9388-1474

Orbital Corporation Ltd

Mobile: 0419 929 046

Telephone: (+61-8) 9441-2262

www.readcorporate.com.au

Mobile: 0413 703 011

www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the worlds producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems..  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

* Note: all Dollar values in this release are Australian Dollars unless otherwise specified.